Filed Pursuant To Rule 433

Registration No. 333-217785

June 20, 2017

RESEARCH, SPDR® Exchange Traded Funds
OUTLOOK & RESOURCES

LOOKING AHEAD Michael Arone, CFA Chief Investment Strategist US SPDR Business 2017 Matthew Bartolini, CFA Head of SPDR Americas Research
MIDYEAR INVESTMENT OUTLOOK Global markets continue to spin on an axis of complexi propelled by shifts in political dynamics and macro eve Meanwhile, equities bounce around all-time highs and v hovers close to record lows. This is the New Abnormal. Recalibrate portfolios to generate income, ?nd va and weather volatility. State Street Global Advisors SPDR® ETFs Chart Pack June 2017 Edition For Public Use Please see Appendix C for more information on investment terms used in this Chart Pack.
MARKET COMMENTARY US-Listed ETF Flash Flows May 31,2017 The Principles of Uncertainty
By Head Matthew of SPDR Bartolini, Americas CFA Research market’s Under the momentum same principle, by studying the more a certain we try position, to learn about the more the State Street Global Advisors ambiguous becomes. the rationale for these new all-time highs US equities trade at elevated valuations. First quarter Known as the Heisenberg Uncertainty Principle, first earnings growth was the strongest of any quarter since 2011, developed in 1927, the essence of the theory is that we per yet we share still reached remain in below 2014. the The high US water economy mark is for growing, earnings but cannot particle measure with precision. both the The position more we and know the momentum about one, the of a not at a thunderous pace and inflationary spirits have less we can know about the other. recently to use one slowed. metric Fundamental to explain the or market, economic, the the more more we try This seems to be the market’s dilemma. We can know the uncertainty exists around its position and our current low markets position, but not how long it will last. And even more levels of volatility. so, estimates once we on feel the we direction have a of grasp travel on – the or momentum current state, – are So what do we know? The mood continues to favor drawn off course and redirected. there opportunities is a 93% in probab European and International stocks. We know Consider May 17, when we learned of the potential existence June, but the prospects of FBI memos alleging that President Trump may have 2017 also know highs, that confoundi the 10 attempted thereafter, to Google interfere Trends with registered the Russian the investigation. phrase ‘Trump Shortly potential from traditio May 2017 Impeachment’ at a 100 level, indicating peak popularity. The Low rates, new all-tim mood, 1%, and or the position, VIX shot was higher known by – 30%. the S&P However, 500 sold the off direction by over levels of volatility all s Invest in the Fear Factor: of momentum was not clear, and just nine days later on May uncertainty Abnormal in and which geopo inv Long Volatility Is Today’s Lone Bargain it’s 25 27 the S&P since 500 the notched US election, its 19 and new the all-time VIX was high once this again year, in unexplainable by the single digits. that the markets are b by Chief Michael Investment Arone, Strategist CFA, The sailing VIX ahead. Index The is not Merrill the only Lynch measure Option predicting Volatility smooth Estimate Market Performance US SPDR Business (MOVE Index) is a yield curve weighted index of the normalized Market Index May implied weighted volatility on the 2,5,10, on 1-month and 30-year Treasury contracts. options, The which MOVE are US S&P 500 Index 1.2% Index, the bond market’s equivalent of the VIX Index, is also Small Cap Russell 2000 Index -2.2% trading well below its long-term average. Additionally, State EAFE MSCI EAFE Index 3.1% Street Global Advisors’ (SSGA) proprietary market risk EM MSCI Emerging Markets Index 2.8% barometer, the Market Regime Indicator(MRI), is signaling the Aggregate Bonds Bloomberg Barclays US Aggregate Bond Index 0.7% “We simply attempt to be fearful when others markets have reached a euphoric level, a milestone that occurs High Yield Bloomberg USD High Yield Corporate Bond Index 0.8% are greedy and to be greedy only when others less than 10 percent of the time. Our MRI is a forward-looking Broad Commodity Bloomberg Commodity Index -1.4% measurement that continuously monitors conditions in the Volatility CBOE SPX Volatility Index(VIX) -3.8% are fearful.” equity, credit and currency markets.
US Dollar Bloomberg Dollar Spot -1.5% — Warren Buffett However you prefer to measure market anxiety, investors don’t Source: Past performance Bloomberg Finance is not L. a P. guarantee , as of May of 31,2017. future results. Index returns are unmanaged and do not reflect the de Normally this time of year ?nds investors fretting over the appear to be losing any sleep over looming market turbulence. reflect the price return, and do not reflect all the reinvestment of dividends and other income. Performance returns well-known trading adage that warns them to sell stocks to avoid go away. a seasonal “ Of course, decline like in most equity things markets in the — New “Sell Abnormal in May and era, Figure 2: SSGA’s Market Regime Indicator(MRI) Signals this year is far from ordinary. On May 8, the CBOE VIX Index Euphoric Levels (VIX Index), Wall Street’s widely watched “fear gauge,” closed Market Regime % prices below 10. to forecast The VIX near-term Index uses volatility, S&P 500 and stock since index its inception option in 100 early 1993, May it has feat closed is truly in the a rare single event digits in capital on just market 10 occasions. history. So its 80 60 Index Figure Level 1: When Will the VIX Index Revert to the Mean? 45 40 35 20 0 Apr 2011 Apr 2013 Apr 2015 Apr 2017
25 Source: SSGA Investment Solutions Group. As of April 30,2017. results. The data The for model the period shown from was April created 1,2011 by through SSGA Investment April 30,2017 Solutions represents Group. model All data 15 shown above does not represent the results of actual trading, and in fact, actual results Regime could differ Indicator(MRI) substantially, is a and quantitative there is the framework potential for that loss attempts as well to as identify profit. The the current Market
5 2012 Apr 2013 Jul 2014 Oct 2016 Feb May 2017 market risk environment based on forward-looking market indicators. We believe the
— CBOE VIX Index — 5 Year Average are factors good used, indicators equity of implied the current volatility, risk currency environment pairs as implied they are volatility responsive and bond to real-time spreads, Source: Bloomberg Finance LP as of 5/11/2017. market markets. impacts These factors and in theory are combined should include to create all a current single and measure forward and views used to of identify those Past unmanaged performance and do not is not reflect a guarantee the deduction of future of any fees results. or expenses. Index returns are one of five risk regimes: Euphoria, Low Risk, Normal, High Risk, and Crisis.
SPOTTING Sectors & Industries
TRENDS
emerge With each that ebb present and flow opportunities in the market, for investors trends — provided they have the necessary tools for action. economic Because firms variables are closely and business aligned cycles, to specific sector- with based market strategies events can and help seek investors to harness align macro portfolios trends or shifts in fundamentals.
Heading market trends into next and quarter, believe investors we see three should prevailing consider tactically positioning with these SPDR® ETFs:
Rising Rates
KRE SPDR S&P Regional Banking ETF
Increasing Defense Spending
XAR SPDR S&P Aerospace& Defense ETF
Higher In?ation
XME SPDR S&P Metals& Mining ETF
Past performance is not a guarantee of future results. Index returns are one markets. of five These risk regimes: factors are Euphoria, combined Low to Risk, create Normal, a single High measure Risk, and and Crisis. used to identify unmanaged and do not reflect the deduction of any fees or expenses.
SPDR® DoubleLine®
Total Return Tactical ETF TOTL
March 31, 2017 | ETF Commentary
SPDR DoubleLine Total Return Tactical amidst large The appetite issuance for high yield volumes. bonds Agency remained mortgage-backed robust even ETF Performance securities (MBS) were not absent from this rally, as spreads for the A continued SPDR rally DoubleLine in risk premiums Total Return meant Tactical positive ETF returns (TOTL) tightened in this space as well. The yield curve ?attened during and an outperformance of the Bloomberg Barclays U.S. Federal this period Reserve’s as the short (Fed) end March of the curve 15th move sold which off, reflecting increased the the Emerging Aggregate markets Bond Index and during high yield the ?rst bonds quarter were particular of the year. upper bound on their target rate to 1.0%. Asset-backed bene?ciaries of spread tightening as ?ows into the prior were securities of the quarter, were highlighting the strongest the performer bene?ts of in a the multi- ?nal month an notable. abatement A less to bullish the strengthening view on the US seen Dollar late (USD) in 2016 — — or was at least the sector approach to ?xed income allocations. oft quoted reason for investors ?ocking to non-US issuers.
Figure As of March 1: Standardized 31, 2017 Performance
QTD YTD 1 Year 3 Years 5 Years 10 Years Inception Since Expense Gross Net Expense (%) (%) (%) (%) (%) (%) (2/23/2015) (%) Ratio (%)* Ratio (%)**
SPDR DoubleLine Total Return Tactical ETF (NAV) 1.17 1.17 2.18 — — — 1.87 0.65 0.55 SPDR DoubleLine Total Return Tactical ETF (MKT) 1.53 1.53 2.22 — — — 1.94 Bloomberg Barclays U.S. Aggregate Bond Index 0.82 0.82 0.44 2.68 2.34 4.27 1.52
Source: Performance State Street quoted Global represents Advisors past (SSGA), performance, Quarter End which as of 03/31/2017. is no guarantee of future results. Investment return and principal value will fluctu so month-end you may have performance. a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for mos It associated is not possible with buying to invest and directly selling in a an fund. index. Index Index performance performance is not does meant not reflect to represent charges that and of any expenses particular associated fund. with the fund or broke
The listed for market trading, price used as of to the calculate time that the the Market Fund’s Value NAV is return calculated. is the midpoint If you trade between your shares the highest at another bid and time, the your lowest return offer may on differ. the exchange on which the share *Performance The gross expense returns for ratio periods is the fund’s of less total than annual one year operating are not annualized. expenses ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the recent prospectus.
** The Management, fund’s total Inc. annual (“Adviser”) fund operating has contractually expenses agreed are 0.65% to waive and net its advisory annual fund fee operating and/or reimburse expenses certain after expenses, fee waiver until and/or October reimbursement 31, 2017, so are that 0.55%. the net SS expenses The contractual of the fee Fund waiver will be and/or limited reimbursement to 0.55% of the does Fund’s not provide average for daily the net recoupment assets before by the application Adviser of of any any fees extraordinary the Adviser expenses previously or acquired waived. The fund Advi fee the cancelled waiver or and/or modified reimbursement at any time. from This waiver year to and/or year, but reimbursement there is no guarantee may not be that terminated the Adviser during will do the so relevant and after period October except 31, with 2017, the the approval waiver and/or of the Fun reim
PORTFOLIO A TRUE LOOK INVESTMENT PROFESSIONAL USE ONLY
UNDER THE HOOD
with SPDR® Portfolio Review Services
Our portfolio analysis gives advisors an in-depth look Services Include: into their portfolio construction with valuable insights Look Through to areas of weakness and potential risk. Our methodology Analysis includes a complete look through of the portfolio to Fund to Fund the individual security level to provide holdings based Comparison REVIEW analytics and scenario analysis using Bloomberg Customizable risk models. Benchmarks
VALUABLE INSIGHTS INTO
Fundamental Characteristics Portfolio Asset Allocation Portfolio & Stress Test Scenario Analysis
Using within the your individual portfolio, securities we will and We can underweights provide insight of your into portfolio’s overweights provide important characteristics regional and sector allocations. The various Stress testing market the scenarios portfolio to across show such Market as P/E Capitalization, Ratio, P/B Ratio, Yield, analysis cap, duration, will also and break credit down rating, market so how your portfolio may behave Duration, and Credit Spread to advisors may truly know the composition more during importantly, periods of strength stress. and, is provide positioned. clarity on how the portfolio customized of their portfolio benchmark. versus a standard or
Partner with SPDR analysis, For more please information contact about your SPDR SPDR Portfolio sales consultant Review at Services 866-787-2257. and customized
Semi-annual Investment Outlook
SPDR perspectives on the current market outlook and recent investment trends Implementation ideas to help investors overcome challenges and tap opportunities
SPDR ETFs Chart Pack Monthly
A series of charts with brief commentary depicting the latest investor sentiment, market positioning and general trends
US Listed ETF Flash Flows Monthly
A review of key market trends and sentiment changes through ETF ?ows across asset classes and investment regions
Uncommon Sense Monthly
Unique market insights from SPDR Chief Investment Strategist Mike Arone that highlight instances when conventional wisdom might not be the best guide for investors
Sectors & Industries: Spotting Trends Quarterly
A brief overview of recent sector and industry trends and actionable ideas to harness them
Fund Commentary Quarterly
Quarterly performance review of SPDR active asset allocation ETFs and active ?xed income ETFs from the portfolio management teams
SPDR Blog
The most current SPDR perspectives on the market environment, ETF innovations and strategies, portfolio construction and practice management
Portfolio Review Analytics
An in-depth look into advisors’ portfolio construction with insights into fundamental characteristics, asset allocation, scenario analysis and stress tests
State Street Global Advisors 2

2017 Midyear Investment Outlook

INVESTING IN THE NEW ABNORMAL

Seek Income at a Reasonable Risk

	Expense Ratio (%) Gross	Net
TOTL SPDR® DoubleLine® Total Return Tactical ETF	0.65	0.55*
SRLN SPDR Blackstone / GSO Senior Loan ETF	0.70	0.70
FLRN SPDR Bloomberg Barclays Investment Grade Floating Rate ETF	0.15	0.15
SDY SPDR S&P Dividend ETF	0.35	0.35

Pursue Opportunities Outside the US at a Reasonable Price and Risk

	Expense Ratio (%) Gross	Net
FEZ SPDR EURO STOXX 50 ETF	0.29	0.29
QEFA SPDR MSCI EAFE StrategicFactors℠ ETF	0.30	0.30
QEMM SPDR MSCI Emerging Markets StrategicFactors℠ ETF	0.30	0.30

Look to Mitigate Episodic Volatility

	Expense Ratio (%) Gross	Net
GLD® SPDR Gold Shares	0.40	0.40

Net Expense Ratio: Some of the funds listed may have current fee agreements in place that reduces fund expenses and if removed or modified will result in higher expense ratios. Complete details regarding expirations and contractual or voluntary nature of such reductions can be found in each fund's prospectus.

*SSGA Funds Management, Inc. ("SSGA FM" or "Adviser") has contractually agreed to waive its advisory fee and/or reimburse certain expenses, until October 31, 2017, so that the net annual fund operating expenses of the Fund will be limited to 0.55% of the Fund's average daily net assets before application of any extraordinary expenses or acquired fund fees and expenses. The contractual fee waiver and/or reimbursement does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and after October 31, 2017, the waiver and/ or reimbursement may be cancelled or modified at any time. This waiver and/or reimbursement may not be terminated during the relevant period except with the approval of the Fund's Board of Trustees.

ADDITIONAL RESOURCES

SPDR Sector & Industry Dashboard Quarterly
A summary of the past quarter's equity market environment and a quick look at sector fundamentals and ETF flows

SDPR Fixed Income ETF Dashboard Quarterly
Our data-driven view of the past quarter's fixed income environment

SPDR Gold Shares Dashboard Quarterly
A quick look at the performance of gold in the past quarter and changes in relevant indicators that might drive gold performance

Fixed Income: The Three C's of Portfolio Construction Quarterly
A new framework designed to deliver income, diversification and stability for today's complex bond environment

SPDR ETF Highlights Quarterly
Key features of SPDR ETF products and how they can help achieve specific investment goals

State Street Global Advisors 3

For Public Use.
The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor.
Actively managed funds do not seek to replicate the performance of a specified index.
An actively managed fund may underperform its benchmark. An investment in the fund is not appropriate for all investors and is not intended to be a complete investment program. Investing in the fund involves risks, including the risk that investors may receive little or no return on the investment or that investors may lose part or even all of the investment. Investments in asset backed and mortgage backed securities are subject to prepayment risk which can limit the potential for gain during a declininginterest rate environment and increases the potential for loss in a rising interest rate environment.
Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss.
While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Passively managed funds invest by sampling the index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index.
Equity securities are volatile and can decline significantly in response to broad market and economic conditions.
Foreign (non-U.S.) Securities may be subject to greater political, economic, environmental, credit and information risks. Foreign securities may be subject to higher volatility than U.S. securities, due to varying degrees of regulation and limited liquidity. These risks are magnified in emerging markets.
Securities with floating or variable interest rates may decline in value if their coupon rates do not keep pace with comparable market interest rates. Narrowly focused investments typically exhibit higher volatility and are subject to greater geographic or asset class risk. The
Fund is subject to credit risk, which refers to the possibility that the debt issuers will not be able to make principal and interest payments.
A “value” style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on “value” equity securities are less than returns on other styles of investing or the overall stock market. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financialleverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market.
Derivative investments may involve risks such as potential illiquidity of the markets and additional risk of loss of principal.
Investing in high yield fixed income securities, otherwise known as “junk bonds”, is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.
Investing involves risk, and you could lose money on an investment in GLD.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When distributed electronically, the GLD prospectus is available when clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936
(the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline overtime to that extent.
For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com
The values of debt securities may decrease as a result of manyfactors, including, by way of example, general market fluctuations; increases in interest rates; actual or perceived inability or unwillingness of issuers, guarantors or liquidity providers to make scheduled principal or interest payments; illiquidity in debt securities markets; and prepayments of principal, which often must be reinvested in obligations paying interest at lower rates.
Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable. Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns.
Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole.
Investments in Senior Loans are subject to credit risk and general investment risk.
Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/ or unwilling to make timely interest payments and/or repay theprincipal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Portfolio. DoubleLine® is a registered trademark of DoubleLine Capital LP.
Standard & Poor’s, S&P and SPDR are registered trademarks of Standard & Poor’s Financial
Services LLC (S&P); Dow Jones is a registered trademark of DowJones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index.
BLOOMBERG®, a trademark and service mark of Bloomberg Finance L.P. and its affiliates, and
BARCLAYS®, a trademark and service mark of Barclays Bank Plc, have each been licensed for use in connection with the listing and trading of the SPDR Bloomberg Barclays ETFs.
Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.
State Street Global Advisors Funds Distributors, LLC is the distributor for certain registered products on behalf of the advisor. SSGA Funds Management has retained GSO Capital
Partners & DoubleLine Capital LP as the sub-advisor. GSO Capital Partners and DoubleLine Capital LP are not affiliated with State Street Global Advisors Funds Distributors, LLC.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1-866-787-2257 or visit spdrs.com. Read it carefully.
© 2017 State Street Corporation. All Rights Reserved.
ID9728-IBG-23947 0617 Exp. Date: 06/30/2018

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.